Exhibit 99.1

Press Release, 3 May 2017

Interxion Reports First Quarter 2017 Results

Revenue Increased by 12% Year Over Year

AMSTERDAM 3 May 2017 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 31 March 2017.

Financial Highlights

•	Revenue increased by 12% to €113.9 million (1Q 2016: €102.0 million).

•	Recurring revenue[1] increased by 11% to €108.3 million (1Q 2016: €97.2 million).

•	Net income increased by 6% to €10.8 million (1Q 2016: €10.2 million).

•	Adjusted net income[2] increased by 7% to €10.7 million (1Q 2016: €10.0 million).

•	Earnings per diluted share increased by 5% to €0.15 (1Q 2016: €0.14).

•	Adjusted earnings[2] per diluted share increased by 6% to €0.15 (1Q 2016: €0.14).

•	Adjusted EBITDA[2] increased by 12% to €51.3 million (1Q 2016: €45.9 million).

•	Adjusted EBITDA margin increased to 45.1% (1Q 2016: 45.0%).

•	Capital expenditures[3], including intangible assets, were €54.8 million (1Q 2016: €50.0 million).

•	Acquired Interxion Science Park data centre business for €77.5 million on 24 February 2017.

Press Release, 3 May 2017

Operating Highlights

•	Equipped space[4] increased by 3,300 square metres in the quarter to 114,100 square metres.

•	Revenue generating space[4] increased by 2,600 square metres in the quarter to 89,800 square metres.

•	Utilisation rate at the end of the quarter was 79%.

•	During the first quarter, Interxion completed the following expansions:

•	1,300 sqm expansion in Amsterdam,

•	600 sqm expansion in Marseille,

•	1,100 sqm expansion in Paris, and

•	300 sqm expansion in Copenhagen.

“Interxion continued to post strong results in the first quarter of 2017, with 12% revenue growth year over year and expanding Adjusted EBITDA margins. Bookings in the quarter remained strong and were spread across our broad Western European footprint, reflecting our strong position to capture the growing demand,” said David Ruberg, Interxion’s Chief Executive Officer. “The European cloud is developing consistent with our expectations, and our success in attracting cloud and digital media platforms, connectivity providers, and enterprises reflects the value that our customers realize from being part of our communities of interest.”

Press Release, 3 May 2017

Quarterly Review

Revenue in the first quarter of 2017 was €113.9 million, a 12% increase over the first quarter of 2016 and a 3% increase over the fourth quarter of 2016. Recurring revenue was €108.3 million, an 11% increase over the first quarter of 2016 and a 5% increase over the fourth quarter of 2016. Recurring revenue in the first quarter represented 95% of total revenue. On a constant currency5 basis, revenue in the first quarter of 2017 was 13% higher than in the first quarter of 2016.

Cost of sales in the first quarter of 2017 was €44.1 million, a 13% increase over the first quarter of 2016 and a 2% increase over the fourth quarter of 2016.

Gross profit was €69.9 million in the first quarter of 2017, an 11% increase over the first quarter of 2016 and a 4% increase over the fourth quarter of 2016. Gross profit margin was 61.3% in the first quarter of 2017, compared with 61.6% in the first quarter of 2016 and 61.1% in the fourth quarter of 2016.

Sales and marketing costs in the first quarter of 2017 were €7.9 million, a 3% increase over the first quarter of 2016 and a 4% increase from the fourth quarter of 2016.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments, and M&A transaction costs, were €10.6 million in the first quarter of 2017, a 15% increase over the first quarter of 2016 and a slight increase from the fourth quarter of 2016.

Depreciation, amortisation, and impairments in the first quarter of 2017 was €24.2 million, an increase of 13% from the first quarter of 2016 and a slight decrease from the fourth quarter of 2016.

Operating income in the first quarter of 2017 was €24.4 million, an increase of 7% from the first quarter of 2016 and an 8% increase from the fourth quarter of 2016.

Press Release, 3 May 2017

Net finance expense for the first quarter of 2017 was €10.3 million, a 29% increase over the first quarter of 2016 and an 8% increase over the fourth quarter of 2016. Comparison to first quarter of 2016 is impacted by the issuance of €150.0 million of additional 6.00% senior secured notes due 2020 in April 2016.

Income tax expense for the first quarter of 2017 was €3.3 million, a 30% decrease compared with the first quarter of 2016 and a 9% increase from the fourth quarter of 2016. Income tax expense in the first quarter of 2017 was positively impacted by tax deductible energy investment incentives.

Net income was €10.8 million in the first quarter of 2017, a 6% increase over the first quarter of 2016 and an 8% increase from the fourth quarter of 2016.

Adjusted net income was €10.7 million in the first quarter of 2017, a 7% increase over the first quarter of 2016 and a 20% increase from the fourth quarter of 2016.

Adjusted EBITDA for the first quarter of 2017 was €51.3 million, a 12% increase over the first quarter of 2016 and a 4% increase over the fourth quarter of 2016. Adjusted EBITDA margin was 45.1% in the first quarter of 2017 compared with 45.0% in the first quarter of 2016 and 44.6% in the fourth quarter of 2016.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €63.0 million in the first quarter of 2017, compared with €50.4 million in the first quarter of 2016 and €50.2 million in the fourth quarter of 2016.

Capital expenditures, including intangible assets, were €54.8 million in the first quarter of 2017, compared with €50.0 million in the first quarter of 2016 and €73.8 million in the fourth quarter of 2016.

Cash and cash equivalents were €72.5 million at 31 March 2017, compared with €115.9 million at year end 2016. Total borrowings, net of deferred revolving facility financing fees,

Press Release, 3 May 2017

were €778.9 million at 31 March 2017, compared with €735.0 million at year end 2016. On 9 March 2017, Interxion entered into a €75.0 million senior secured revolving facility to supplement its €100.0 million revolving credit facility. During the first quarter of 2017, Interxion acquired the Science Park data centre business from Vancis BV for approximately €77.5 million.

Equipped space at the end of the first quarter of 2017 was 114,100 square metres, compared with 101,600 square metres at the end of the first quarter of 2016 and 110,800 square metres at the end of the fourth quarter of 2016. Revenue generating space at the end of the first quarter of 2017 was 89,800 square metres, compared with 80,400 square metres at the end of the first quarter of 2016 and 87,200 square metres at the end of the fourth quarter of 2016. Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at the end of the first quarter of 2017, compared with 79% at the end of the first quarter of 2016 and 79% at the end of the fourth quarter of 2016. These capacity metrics exclude Interxion Science Park.

Business Outlook

Interxion today reaffirms guidance for its revenue, Adjusted EBITDA and capital expenditures (including intangibles) for full year 2017:

Revenue	€468 million – €483 million

Adjusted EBITDA	€212 million – €222 million

Capital expenditures (including intangibles)	€250 million – €270 million

Capital expenditure guidance does not include €77.5 million for the acquisition of Interxion Science Park in 1Q 2017.

Press Release, 3 May 2017

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. EDT (1:30 p.m. BST, 2:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 16 May 2017. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 2827550.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Press Release, 3 May 2017

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) Adjusted EBITDA; (iii) revenue on a constant currency basis, (iv) Recurring revenue; (v) Adjusted net income; (vi) Adjusted basic earnings per share and (vii) Adjusted diluted earnings per share.

Other companies may present EBITDA, Adjusted EBITDA, revenue on a constant currency basis, Recurring revenue, Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, revenue on a constant currency basis and Recurring revenue

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

Press Release, 3 May 2017

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Press Release, 3 May 2017

We believe EBITDA, Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and EBITDA to Adjusted EBITDA is provided in the tables attached to this press release. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of currency exchange rates.

Press Release, 3 May 2017

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Press Release, 3 May 2017

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Interxion does not provide forward-looking estimates of net income, operating income, depreciation, amortisation, and impairments, share-based payments, M&A transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases of unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 45 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

Press Release, 3 May 2017

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.
[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and Net income to Adjusted net income can be found in the financial tables later in this press release.
[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.
[4]	Equipped space and Revenue generating space (and other metrics derived from these) exclude Interxion Science Park, which was acquired on 24 February 2017.
[5]	We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

Press Release, 3 May 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2017	Mar-31 2016
Revenue	113,950	102,000
Cost of sales	(44,096)	(39,119)

Gross Profit	69,854	62,881
Other income	27	98
Sales and marketing costs	(7,925)	(7,724)
General and administrative costs	(37,557)	(32,386)

Operating income	24,399	22,869
Net finance expense	(10,287)	(7,958)

Profit or loss before income taxes	14,112	14,911
Income tax expense	(3,300)	(4,692)

Net income	10,812	10,219

Basic earnings per share (b) : (€)	0.15	0.15
Diluted earnings per share (c) : (€)	0.15	0.14

Number of shares outstanding at the end of the period (shares in thousands)	71,015	70,158
Weighted average number of shares for Basic EPS (shares in thousands)	70,777	70,011
Weighted average number of shares for Diluted EPS (shares in thousands)	71,415	70,975

	As at
Capacity metrics	Mar-31 2017	Mar-31 2016
Equipped space (in square meters) (a)	114,100	101,600
Revenue generating space (in square meters) (a)	89,800	80,400
Utilization rate	79%	79%

(a)	Equipped space and Revenue generating space (and other metrics derived from these) exclude Interxion Science Park, which was acquired on February 24, 2017.
(b)	Basic earnings per share are calculated as Net income divided by the Weighted average number of shares for Basic EPS.
(c)	Diluted earnings per share are calculated as Net income divided by the Weighted average number of shares for Diluted EPS.

Press Release, 3 May 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2017	2016
Consolidated

Recurring revenue	108,275	97,211
Non-recurring revenue	5,675	4,789

Revenue	113,950	102,000

Net income	10,812	10,219
Net income margin	9.5%	10.0%

Operating income	24,399	22,869
Operating income margin	21.4%	22.4%

Adjusted EBITDA	51,336	45,920

Gross profit margin	61.3%	61.6%
Adjusted EBITDA margin	45.1%	45.0%

Total assets	1,570,719	1,253,886
Total liabilities	1,006,026	738,881
Capital expenditure, including intangible assets(a)	(54,757)	(50,002)

France, Germany, the Netherlands, and the UK

Recurring revenue	69,997	62,266
Non-recurring revenue	3,382	3,276

Revenue	73,379	65,542
Operating income	23,987	21,682
Operating income margin	32.7%	33.1%

Adjusted EBITDA	40,168	36,181

Gross profit margin	61.9%	62.4%

Adjusted EBITDA margin	54.7%	55.2%

Total assets	1,097,804	876,049
Total liabilities	227,539	187,441
Capital expenditure, including intangible assets(a)	(35,064)	(36,757)

Rest of Europe

Recurring revenue	38,278	34,945
Non-recurring revenue	2,293	1,513

Revenue	40,571	36,458

Operating income	16,710	15,267
Operating income margin	41.2%	41.9%

Adjusted EBITDA	23,654	21,515

Gross profit margin	66.8%	66.9%

Adjusted EBITDA margin	58.3%	59.0%

Total assets	372,522	317,481
Total liabilities	79,121	56,436
Capital expenditure, including intangible assets(a)	(16,216)	(10,282)

Corporate and other

Operating income	(16,298)	(14,080)

Adjusted EBITDA	(12,486)	(11,776)

Total assets	100,393	60,356
Total liabilities	699,366	495,004
Capital expenditure, including intangible assets(a)	(3,477)	(2,963)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 3 May 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2017	2016
Reconciliation to Adjusted EBITDA

Consolidated

Net income	10,812	10,219
Income tax expense	3,300	4,692

Profit before taxation	14,112	14,911
Net finance expense	10,287	7,958

Operating income	24,399	22,869
Depreciation, amortisation and impairments	24,183	21,478

EBITDA(1)	48,582	44,347
Share-based payments	2,008	1,442
Income or expense related to the evaluation and execution of potential mergers or acquisitions M&A transaction costs(2)	773	229
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	(27)	(98)

Adjusted EBITDA(1)	51,336	45,920

France, Germany, the Netherlands, and the UK

Operating income	23,987	21,682
Depreciation, amortisation and impairments	15,898	14,292

EBITDA(1)	39,885	35,974
Share-based payments	310	305
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	(27)	(98)

Adjusted EBITDA(1)	40,168	36,181

Rest of Europe

Operating income	16,710	15,267
Depreciation, amortisation and impairments	6,958	6,144

EBITDA(1)	23,668	21,411
Share-based payments	(14)	104

Adjusted EBITDA(1)	23,654	21,515

Corporate and Other

Operating income	(16,298)	(14,080)
Depreciation, amortisation and impairments	1,327	1,042

EBITDA(1)	(14,971)	(13,038)
Share-based payments	1,712	1,033
Income or expense related to the evaluation and execution of potential mergers or acquisitions M&A transaction costs(2)	773	229

Adjusted EBITDA(1)	(12,486)	(11,776)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 31 March 2017, M&A transaction costs included €0.8 million related to other activity including the evaluation of potential asset acquisitions.
(3)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

Press Release, 3 May 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2017	2016
Non-current assets
Property, plant and equipment	1,208,984	1,156,031
Intangible assets	58,922	28,694
Goodwill	40,246	—
Deferred tax assets	24,204	20,370
Other investments	1,958	1,942
Other non-current assets	13,243	11,914

	1,347,557	1,218,951

Current assets
Trade receivables and other current assets	150,621	147,821
Cash and cash equivalents	72,541	115,893

	223,162	263,714

Total assets	1,570,719	1,482,665

Shareholders’ equity
Share capital	7,101	7,060
Share premium	524,221	519,604
Foreign currency translation reserve	10,413	9,988
Hedging reserve, net of tax	(214)	(243)
Accumulated profit	23,172	12,360

	564,693	548,769

Non-current liabilities
Other non-current liabilities	14,498	11,718
Deferred tax liabilities	19,764	9,628
Borrowings	723,012	723,975

	757,274	745,321

Current liabilities
Trade payables and other liabilities	185,574	171,399
Income tax liabilities	6,909	5,694
Borrowings	56,269	11,482

	248,752	188,575

Total liabilities	1,006,026	933,896

Total liabilities and shareholders’ equity	1,570,719	1,482,665

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INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2017	2016
Borrowings net of cash and cash equivalents

Cash and cash equivalents	72,541	115,893

6.00% Senior Secured Notes due 2020(a)	629,032	629,327
Mortgages	53,897	54,412
Financial leases	51,577	51,718
Other borrowings	44,775	—

Borrowings excluding Revolving Facility deferred financing costs	779,281	735,457

Revolving Facility deferred financing costs(b)	(355)	(426)

Total borrowings	778,926	735,031

Borrowings net of cash and cash equivalents	706,385	619,138

(a)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(b)	Deferred financing costs of €0.4 million as of 31 March 2017 were incurred in connection with the €100 million revolving facility.

Press Release, 3 May 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2017	2016(b)
Net income	10,812	10,219
Depreciation, amortisation and impairments	24,183	21,478
Provision for onerous lease contracts	—	(880)
Share-based payments	1,041	1,401
Net finance expense	10,287	7,958
Income tax expense	3,300	4,692

	49,623	44,868
Movements in trade receivables and other assets	2,804	5,041
Movements in trade payables and other liabilities	10,529	506

Cash generated from operations	62,956	50,415
Interest and fees paid(a)	(18,450)	(14,362)
Interest received	(61)	7
Income tax paid	(2,831)	(1,054)

Net cash flows from / (used in) operating activities	41,614	35,006
Cash flows from investing activities
Purchase of property plant and equipment	(52,923)	(47,446)
Financial investments - deposits	(218)	748
Acquisition Interxion Science Park B.V.	(77,517)	—
Purchase of intangible assets	(1,834)	(2,556)

Net cash flows from / (used in) investing activities	(132,492)	(49,254)
Cash flows from financing activities
Proceeds from exercised options	3,547	1,926
Repayment of mortgages	(548)	(320)
Proceeds from revolving credit facilities	74,775	—
Repayment Revolving facilities	(30,000)	—

Net cash flows from / (used in) financing activities	47,774	1,606
Effect of exchange rate changes on cash	(248)	(552)

Net increase / (decrease) in cash and cash equivalents	(43,352)	(13,194)
Cash and cash equivalents, beginning of period	115,893	53,686

Cash and cash equivalents, end of period	72,541	40,492

(a)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.
(b)	The collaterized cash has been reclassified from ”Cash and cash equivalents” to ”Other current assets” and ”Other non-current assets”. The impact on the consolidated statement of cash flows has been presented in investing cash flows. Comparative figures have been adjusted accordingly.

Press Release, 3 May 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2017	Mar-31 2016
Net income - as reported	10,812	10,219

Add back
+ M&A transaction costs	773	229

	773	229
Reverse
- Interest capitalised	(912)	(465)

	(912)	(465)

Tax effect of above add backs & reversals	35	59

Adjusted net income	10,708	10,042

Reported basic EPS: (€)	0.15	0.15
Reported diluted EPS: (€)	0.15	0.14

Adjusted basic EPS: (€)	0.15	0.14
Adjusted diluted EPS: (€)	0.15	0.14

Press Release, 3 May 2017

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 3 May 2017

with Target Open Dates after 1 January 2017

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS 8: Phases 1 - 2 New Build	50	2,800	4Q 2016 -1Q 2017(c)
Copenhagen	CPH2: Phase 2	15	600	1Q 2017 - 3Q 2017(d)
Frankfurt	FRA 11: Phases 1 - 4 New Build	95	4,800	4Q 2017 - 2Q 2018 (e)
Frankfurt	FRA 12: New Build	19	1,100	4Q 2017
London	LON3: New Build	35	1,800	3Q 2018
Marseille	MRS 1: Phase 3	20	1,400	1Q 2017 - 2Q 2017 (f)
Paris	PAR7: Phase 2	37	2,100	4Q 2016 - 3Q 2017 (g)
Stockholm	STO5: Phase 1 New Build	11	600	3Q 2017
Vienna	VIE 2: Phase 6	23	1,400	3Q 2016 - 2Q 2017 (h)
Total		€305	16,600

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted. Totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,500 square metres) became operational in 4Q 2016. Phase 2 (1,300 square metres) became operational in 1Q 2017.
(d)	300 square metres became operational in 1Q 2017; another 200 square metres is scheduled to become availble in 3Q 2017.
(e)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 4Q 2017; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 2Q 2018.
(f)	600 square metres became operational in 2Q 2017; another 800 square metres is scheduled to become operational in 2Q 2017.
(g)	1,100 square metres became operational in 1Q 2017; another 600 square metres is scheduled to become available in 3Q 2017.
(h)	300 sqm became operational in 3Q 2016; another 1,100 square metres is scheduled to become operational in 2Q 2017.